

August 8, 2012

Via E-mail
David B. Dillion
Chairman of the Board and Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

> **Re:** **The Kroger Co.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 27, 2012**
> **File No. 1-303**

Dear Mr. Dillion:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12
Net Earnings, page 12

1. We note that you characterize the one-time charges excluded from adjusted net earnings and adjusted net earnings per diluted share as non-recurring. Please note that adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years is prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your description of the charges in the third paragraph in future filings to comply with the prohibition in Item 10(e)(1)(ii)(B) of Regulation S-K or otherwise advise. Please also

revise your disclosure in future filings to disclose that adjusted earnings and adjusted earnings per share are non-GAAP financial measures. In addition, if material, please disclose the additional purposes, if any, for which management uses the non-GAAP financial measures.

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statement of Changes in Shareowners' Equity, page 38

2.   Please tell us your consideration of disclosing the accumulated balances for each component of other comprehensive income. Please refer to ASC 220-10-45-14.

Notes to Consolidated Financial Statements, page 39

Inventories, page 39

3.   Please tell us the nature of the cost elements capitalized in inventories. In addition, please tell us your consideration of disclosing the cost elements included in inventories. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

10. Stock Option Plans, page 54

4.   We note your disclosure in footnote (1) on page 75 and in your definitive proxy statement that you have granted performance units that are earned only to the extent performance objectives are achieved. However, it appears that you have not disclosed the terms of the performance unit awards or provided the disclosures required by ASC 718. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief